UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 1, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 August 2022 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’.

2.	A Stock Exchange Announcement dated 1 August 2022 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

3.	A Stock Exchange Announcement dated 9 August 2022 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSED ASSOCIATED’.

4.	A Stock Exchange Announcement dated 12 August 2022 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSED ASSOCIATED’.

5.	A Stock Exchange Announcement dated 12 August 2022 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSED ASSOCIATED’.

6.	A Stock Exchange Announcement dated 16 August 2022 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSED ASSOCIATED’.

RNS Number : 3215U

Vodafone Group Plc

01 August 2022

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2022

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	1 February 2022	To:	31 July 2022
Balance of unallotted securities under scheme(s) from previous return:		2,618,961
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,618,961

Name of contact:	Kashif Rashid
Telephone number of contact:	+44 (0) 7469 029 797

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2022

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	1 February 2022	To:	31 July 2022
Balance of unallotted securities under scheme(s) from previous return:		1,002,046
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,002,046

Name of contact:	Kashif Rashid
Telephone number of contact:	+44 (0) 7469 029 797

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2022

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	1 February 2022	To:	31 July 2022
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:	Kashif Rashid
Telephone number of contact:	+44 (0) 7469 029 797

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2022

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	1 February 2022	To:	31 July 2022
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:	Kashif Rashid
Telephone number of contact:	+44 (0) 7469 029 797

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2022

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	1 February 2022	To:	31 July 2022
Balance of unallotted securities under scheme(s) from previous return:		85,175
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		85,175

Name of contact:	Kashif Rashid
Telephone number of contact:	+44 (0) 7469 029 797

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2022

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Unapproved Share Option Scheme
Period of return:	From:	1 February 2022	To:	31 July 2022
Balance of unallotted securities under scheme(s) from previous return:		243,069
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		243,069

Name of contact:	Kashif Rashid
Telephone number of contact:	+44 (0) 7469 029 797

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2022

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	1 February 2022	To:	31 July 2022
Balance of unallotted securities under scheme(s) from previous return:		26,866,249
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		26,866,249

Name of contact:	Kashif Rashid
Telephone number of contact:	+44 (0) 7469 029 797

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2022

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	1 February 2022	To:	31 July 2022
Balance of unallotted securities under scheme(s) from previous return:		12,764,780
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		535,300
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		12,191,480

Name of contact:	Kashif Rashid
Telephone number of contact:	+44 (0) 7469 029 797

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2022

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	1 February 2022	To:	31 July 2022
Balance of unallotted securities under scheme(s) from previous return:		43,443
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		110
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		43,333

Name of contact:	Kashif Rashid
Telephone number of contact:	+44 (0) 7469 029 797

RNS Number : 3084U

Vodafone Group Plc

01 August 2022

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc ("Vodafone") hereby notifies the market that, as at 31 July 2022:

Vodafone's issued share capital consists of 28,818,163,278 ordinary shares of US$0.20 20/21 of which 872,910,956 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 27,945,252,322. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 3985V

Vodafone Group Plc

09 August 2022

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lady Anna Carter
2	Reason for the notification
a)	Position/status	Person closely associated to Stephen A. Carter CBE (Non-Executive Director)
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.209702	2,800

d)	Aggregated information: volume, Price	Aggregated volume: 2,800 Ordinary shares Aggregated price: GBP 3,387.17
e)	Date of the transaction	2022-08-08
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number : 8723V

Vodafone Group Plc

12 August 2022

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Purchase of shares through Dividend Reinvestment

Pursuant to a Dividend Reinvestment Plan offered to shareholders of the Company, the below individuals acquired shares on 10 August 2022.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam Aboushelbaya
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.2285	31

d)	Aggregated information: volume, Price	Aggregated volume: 31 Ordinary shares Aggregated price: GBP 38.08
e)	Date of the transaction	2022-08-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.2285	93

d)	Aggregated information: volume, Price	Aggregated volume: 93 Ordinary shares Aggregated price: GBP 114.25
e)	Date of the transaction	2022-08-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.2285	418

d)	Aggregated information: volume, Price	Aggregated volume: 418 Ordinary shares Aggregated price: GBP 513.51
e)	Date of the transaction	2022-08-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alexandre Froment-Curtil
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Commercial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.2285	421

d)	Aggregated information: volume, Price	Aggregated volume: 421 Ordinary shares Aggregated price: GBP 517.20
e)	Date of the transaction	2022-08-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer - Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.2285	75,625

d)	Aggregated information: volume, Price	Aggregated volume: 75,625 Ordinary shares Aggregated price: GBP 92,905.31
e)	Date of the transaction	2022-08-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group Chief External and Corporate Affairs Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.2285	32,333

d)	Aggregated information: volume, Price	Aggregated volume: 32,333 Ordinary shares Aggregated price: GBP 39,721.09
e)	Date of the transaction	2022-08-10
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number : 8816V

Vodafone Group Plc

12 August 2022

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Purchase of shares through Dividend Reinvestment

Pursuant to a Dividend Reinvestment Plan offered to shareholders of the Company, the below individual acquired shares on 11 August 2022.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer - Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.227036	68,043

d)	Aggregated information: volume, Price	Aggregated volume: 68,043 Ordinary shares Aggregated price: GBP 83,491.21
e)	Date of the transaction	2022-08-11
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number : 2210W

Vodafone Group Plc

16 August 2022

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Jean- François van Boxmeer
2	Reason for the notification
a)	Position/status	Chairman
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.21	9,975

d)	Aggregated information: volume, Price	Aggregated volume: 9,975 Ordinary shares Aggregated price: GBP 12,069.75
e)	Date of the transaction	2022-08-10
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 1, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary